UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

 CardioGenics Holdings Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

14160X203
(CUSIP Number)

August 11, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No.: 14160X203	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PAUL H. SAUNDERS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,600,000
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 4,600,000
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,600,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.87% based on 51,838,558 Shares outstanding 1
12.	Type of Reporting Person: IN

1 This figure is based on 49,747,408 Shares outstanding as of July 31, 2010, plus an additional 2,091,150 Shares purchased by the Reporting Person from the Issuer.

CUSIP No.: 14160X203	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

CardioGenics Holdings Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6295 Northam Drive, Unit 8, Mississauga, Ontario L4V 1WB

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Paul H. Saunders (“Mr. Saunders”).

Item 2(b).	Address of Principal Business Office or, If None, Residence:

The address of the principal business office of Mr. Saunders is 5001 Tamarind Reef, Suite 28, Christiansted, St. Croix, USVI 00820.

Item 2(c).	Citizenship:

Mr. Saunders is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

14160X203

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

On August 11, 2010, Mr. Saunders may be deemed to be the beneficial owner of 2,508,850 Shares.  As of October 22, 2010, Mr. Saunders may be deemed to be the beneficial owner of 4,600,000 Shares.

Item 4(b)	Percent of Class:

The number of Shares of which Mr. Saunders may be deemed to be the beneficial owner as of August 11, 2010 constitutes 5.0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most-recently filed quarterly report on Form 10-Q filed on September 14, 2010, reflecting 49,747,408 Shares outstanding as of July 31, 2010).  The number of Shares of which Mr. Saunders may be deemed to be the beneficial owner as of October 22, 2010 constitutes 8.87% of the total number of Shares outstanding (based upon 49,747,408 Shares outstanding as of July 31, 2010, plus an additional 2,091,150 Shares purchased by the Reporting Person from the Issuer).

CUSIP No.: 14160X203	Page 4 of 5 Pages

Item 4(c)	Number of Shares of which such person has:

(i) Sole power to vote or direct the vote:	4,600,000
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	4,600,000
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 14160X203	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Paul H. Saunders Paul H. Saunders

October 22, 2010

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).